Bodisen Biotech, Inc.
Room 2001, FanMei Building
No. 1 Naguan Zhengjie
Xi’an, Shaanxi 710068
People’s Republic of China

April 5, 2011

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E., Stop 3561
Washington, D.C. 20549
Attn: David R. Humphrey

Re:	Bodisen Biotech, Inc.
Form 10-K for the year ended December 31, 2009
Filed March 30, 2010
Form 10/K-A for the year ended December 31, 2009
Filed March 2, 2011
File No. 000-31539

Ladies and Gentlemen:
The following responses address the comments of the reviewing Staff of the Securities and Exchange Commission (the “Commission”) as set forth in a comment letter dated March 21, 2011 (the "Comment Letter") relating to the Form 10-K for the year ended December 31, 2009 and the Form 10-K/A for the year ended December 31, 2009 (collectively, the "2009 10-K") of Bodisen Biotech, Inc. (the "Company"). The answers set forth herein refer to each of the Staff’s comments by number.

Form 10-K/A for the year ended December 31, 2009 as filed on March 2, 2011
Note 2 – Summary of Significant Accounting Policies
Revenue Recognition, page F-9

1.
We have reviewed your response to our prior comment 7. Please tell us how you determined the amounts of the gross profit in the accounts receivable balances at December 31, 2007, 2008 and 2009. Please also describe how you determined that $8,530,575 was the gross profit that was being reserved for in the allowance account at December 31, 2007 and how you determined the subsequent adjustments to G&A Expense. That is, please tell us whether you determined these adjustments by tracking the activity in the individual receivables. If you did not, please explain your methodology.

Response:

The Company determined the gross profit for each outstanding receivable balance at the end of each reporting period.  The Company looked at each customer with outstanding receivable balances and determined the costs related to the products sold to that customer and the related gross profit.  The Company had $26,065,741 of gross receivables at December 31, 2007 and it was determined, based on the analysis mentioned above, that the gross profit related to those receivables was $8,785,785 (approx. 34%).  Also, at December 31, 2009, the Company had established an allowance for doubtful accounts of $25,447,689.  Based on the gross profit in the ending accounts receivable, the Company determined that approximately 34% or $8,530,575 of the allowance for doubtful accounts related to the gross profits in accounts receivable that was being deferred and had already been expensed as bad debts.  Therefore the adjustment to retained earnings at December 31, 2007 of $255,210 was the gross profit in the net receivable balance.

Prior to changing its revenue recognition method, the Company recorded allowance for doubtful accounts with the offsetting debit entry to G&A expense.  If receivables that had previously been reserved for were collected, the allowance would be reversed with the credit side of the entry to G&A expense.  In response to prior comment no. 7, the Company described the entries it made to restate its 2008 and 2009 financial statements.  The entries to G&A expense were simply the required amounts necessary to adjust for the gross profit in the ending receivables and allowance for doubtful accounts.  Since the original entries when recording the allowance for doubtful accounts went through G&A expense, the entries required to remove the gross profit from the allowance for doubtful accounts also run through G&A expense.

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We appreciate your timely consideration of these matters in your review of the filing referenced above. Thank you in advance for your prompt review and assistance.

In connection with the Company’s responses to the above comments, the Company acknowledges that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Bo Chen
Bo Chen
Chief Executive Officer